[LETTERHEAD OF KING, HOLMES, PATERNO & BERLINER, LLP]

(310) 282-8911

April 11, 2007

VIA EDGAR TRANSMISSION

Mr. Timothy Geishecker

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4561

Washington, D.C.  20549

Re:                               Manhattan Bancorp— Form SB-2 Registration Statement No. 333-140448

Dear Mr. Geischecker:

We are writing with respect to the letter of comment we received from your office dated April 5, 2007 (“Letter of Comment”).  We are simultaneously filing with this letter Pre-Effective Amendment No. 2 to the above-referenced registration statement  (the “Amendment”).

The letter of comment contained one comment which requested that we revise any risk factors in the “Risk Factors” section of the Registration Statement to eliminate language such as “we cannot assure you” and similar language.  We have now revised three of the risk factors which contained this language to eliminate these references.  These revisions are reflected in the Amendment.

Please contact me at (310) 282-8911 or Beletksy@KHPBlaw.com should you have any further questions or comments on the Amendment.

Sincerely,

/s/ Madge S. Beletsky
MADGE S. BELETSKY
of King, Holmes, Paterno & Berliner, LLP

cc:	Mr. Jeff Watson
Keith T. Holmes, Esq.